UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

        COMMISSION FILE NO. 0-16421              COMMISSION FILE NO. 0-16421-01

      PROVIDENT BANKSHARES CORPORATION                PROVIDENT TRUST II
       (Exact name of registrant as               (Exact name of registrant as
         specified in its charter)                  specified in its charter)
         114 EAST LEXINGTON STREET                  114 EAST LEXINGTON STREET
        BALTIMORE, MARYLAND 21202                  BALTIMORE, MARYLAND 21202
            (410) 277-7000                             (410) 277-7000
      (Address and telephone number of          (Address and telephone number of
        principal executive offices)              principal executive offices)

              10% TRUST PREFERRED SECURITIES OF PROVIDENT TRUST II
      GUARANTEE THEREOF BY PROVIDENT BANKSHARES CORPORATION, AND 10% JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES OF PROVIDENT BANKSHARES CORPORATION
                                (Title of class)

  COMMON STOCK, PAR VALUE $1.00 PER SHARE
    SOUTHERN FINANCIAL CAPITAL TRUST I
       $0.55 REDEEMABLE CAPITAL
 SECURITIES (LIQUIDATION AMOUNT $5.00 PER
 CAPITAL SECURITY) AND THE GUARANTEE WITH
             RESPECT THERETO                                                NONE
(Titleof all other classes of securities for         (Title of all other classes of securities for
        which a duty to file reports under                 which a duty to file reports under
     section 13(a) or 15(d) remains)                        section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    /X/                Rule 12h-3(b)(1)(i)    /_/
         Rule 12g-4(a)(1)(ii)   /_/                Rule 12h-3(b)(1)(ii)   /_/
         Rule 12g-4(a)(2)(i)    /_/                Rule 12h-3(b)(2)(i)    /_/
         Rule 12g-4(a)(2)(ii)   /_/                Rule 12h-3(b)(2)(ii)   /_/
                                                   Rule 15d-6             /_/

Approximate number of holders of record as of the certification or notice date:
None

         Pursuant to the requirements of the Securities Exchange Act of 1934, Provident Trust II has caused this certification/notice to be signed on behalf by the undersigned duly authorized person.

Date:  April 1, 2005                 By:/s/ Robert L. Davis
                                        ----------------------------------------
                                        Robert L. Davis
                                        General Counsel and Corporate Secreatary
                                           of Provident Bankshares Corporation,
                                           and Administrative Trustee of
                                           Provident Trust II